CAPITAL GROUP PRIVATE CLIENT SERVICES FUNDS

AMENDED AND RESTATED

INVESTMENT ADVISORY AND SERVICE AGREEMENT

THIS AMENDED AND RESTATED INVESTMENT ADVISORY AND SERVICE AGREEMENT, dated and effective as of the 1st day of July 2019, is made and entered into by and between CAPITAL GROUP PRIVATE CLIENT SERVICES FUNDS, a Delaware statutory trust (the “Trust”), on behalf of the portfolios listed on Exhibit A hereto (each a “Fund,” and collectively, the “Funds”) and CAPITAL RESEARCH AND MANAGEMENT COMPANY, a Delaware corporation (the “Investment Adviser”).

W I T N E S S E T H

The Trust is an open-end diversified investment company of the management type and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Each of the Funds has been designated as a series of the Trust. The Investment Adviser is registered under the Investment Advisers Act of 1940, as amended, and is engaged in the business of providing investment advisory and related services to the Trust and to other investment companies.

NOW, THEREFORE, in consideration of the premises and the mutual undertaking of the parties, it is covenanted and agreed as follows:

1.       The Trust hereby employs the Investment Adviser to provide investment advisory and administrative services to the Trust with respect to the Funds. The Investment Adviser hereby accepts such employment and agrees to render the services to the extent herein set forth, for the compensation herein provided. The Investment Adviser shall, for all purposes herein, be deemed an independent contractor and not an agent of the Trust.

2.       (a) The Investment Adviser shall provide general management services to the Trust, including overall supervisory responsibility for the general management and investment of each Fund’s assets, giving due consideration to the policies of each Fund as expressed in the Trust’s agreement and declaration of trust, by-laws, registration statement under the 1940 Act and registration statement under the Securities Act of 1933, as amended (the “1933 Act”), as well as to the factors affecting each Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended.

(b) The Investment Adviser may delegate its investment management responsibilities under paragraph 2(a), or a portion thereof, to one or more entities that are direct or indirect subsidiaries of the Investment Adviser or at least majority owned subsidiaries of The Capital Group Companies, Inc. and registered as investment advisers under the Investment Adviser’s Act of 1940 (each a “Subsidiary”), pursuant to an agreement between the Investment Adviser and the Subsidiary (the “Subsidiary Agreement”). The Subsidiary Agreement with any Subsidiary to which the Investment Adviser proposes to delegate its investment management responsibilities must be approved by the Trust’s Board of Trustees, including a majority of the Trustees who are not parties to this Agreement or interested persons of any such party (“Independent Trustees”). Any delegation of duties pursuant to this paragraph shall comply with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any exemptive order of the Securities and Exchange Commission (“SEC”), or similar relief.

(c) The Investment Adviser shall, subject to review and approval of the Board of Trustees of the Trust: (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Subsidiaries to manage all or a part of each Fund’s assets; (iii) when appropriate, allocate and reallocate each Fund’s assets among multiple Subsidiaries; (iv) monitor and evaluate the performance of Subsidiaries; and (v) implement procedures reasonably designed to ensure that the Subsidiaries comply with the federal securities laws and each Fund’s investment objective, policies and restrictions. The Investment Adviser shall be solely responsible for paying the fees of any Subsidiary.

(d) Any Subsidiary Agreement may provide that the Subsidiary, subject to the control and supervision of the Trust’s Board of Trustees and the Investment Adviser, shall have full investment discretion for each Fund and shall make all determinations with respect to (i) the investment of each Fund’s assets assigned to the Subsidiary; (ii) the purchase and sale of portfolio securities with those assets, and (iii) any steps that may be necessary to implement an investment decision. The Investment Adviser shall periodically evaluate the continued advisability of retaining any Subsidiary and will make recommendations to the Trust’s Board of Trustees as needed.

(e) The Investment Adviser shall furnish the services of persons to perform the executive, administrative, clerical, and bookkeeping functions of the Trust and each Fund, including the daily determination of net asset value per share. The Investment Adviser shall pay the compensation and travel expenses of all such persons, and they shall serve without any additional compensation from the Trust or any Fund. The Investment Adviser shall also, at its expense, provide the Trust and each Fund with necessary office space (which may be in the offices of the Investment Adviser); all necessary office equipment and utilities; and general purpose forms, supplies, and postage used at the offices of the Trust and each Fund. The Investment Adviser may delegate the provision of any such services to a third party approved by the Trust’s Board of Trustees.

(f) The Investment Adviser shall maintain (and cause each Subsidiary to maintain) all books and records with respect to each Fund’s investment management activities that are required to be maintained pursuant to the 1940 Act and the rules thereunder, as well as any other applicable legal requirements. The Investment Adviser may delegate its responsibilities under this paragraph to a third party approved by the Trust’s Board of Trustees. The Investment Adviser acknowledges and agrees that all such records are the property of the Trust, and it shall maintain and preserve such records in accordance with applicable law and provide such records promptly to the Trust upon request.

(g) The Investment Adviser shall prepare and submit to the Trust all data on the performance of its duties as investment adviser for required filings with governmental agencies or for the preparation of reports to the Board of Trustees or the shareholders of each Fund and shall cause each Subsidiary to do so.

(h) The Investment Adviser shall furnish from time to time such other appropriate information as may be reasonably requested by any Fund.

3.       (a) Capital Group Core Municipal Fund, Capital Group Short-Term Municipal Fund, Capital Group California Core Municipal Fund, Capital Group California Short-Term Municipal Fund, Capital Group Core Bond Fund, Capital Group Global Equity Fund and Capital Group International Equity Fund shall pay all expenses not assumed by the Investment Adviser as provided herein. Such expenses paid by such funds shall include, but shall not be limited to, expenses incurred in connection with the organization of the Trust, its qualification to do business in the State of California, and its registration as an investment company under the 1940 Act; custodian, stock transfer and dividend disbursing fees and expenses; expenses incurred for shareholder servicing, recordkeeping, transactional services, tax and informational returns and fund and shareholder communications; costs of designing and of printing and mailing to its shareholders reports, prospectuses, proxy statements, and notices to its shareholders; taxes; expenses of the issuance, sale, redemption, or repurchase of shares of the Fund (including registration and qualification expenses); legal and auditing fees and expenses; compensation, fees, and expenses paid to Independent Trustees (including counsel fees); association dues; and costs of any share certificates, stationery and forms prepared exclusively for the Trust or such funds.

(b) For Capital Group U.S. Equity Fund the Investment Adviser shall pay (i) all expenses other than interest, taxes, litigation expenses, brokerage commissions, portfolio insurance, extraordinary expenses, compensation, fees and expenses paid to Independent Trustees (including counsel fees), and (ii) expenses incurred in connection with the provision of shareholder services pursuant to the Shareholder Services Agreement with the fund’s transfer agent and distribution services under any plan adopted pursuant to Rule 12b-1 under the 1940 Act.

4.       (a) The Trust shall pay to the Investment Adviser on or before the tenth (10th) day of each month, as compensation for the services rendered by the Investment Adviser during the preceding month, fees calculated at the following annual rates:

Capital Group Core Municipal Fund: 0.25% of all net assets;

Capital Group Short-Term Municipal Fund: 0.25% of all net assets;

Capital Group California Core Municipal Fund: 0.25% of all net assets;

Capital Group California Short-Term Municipal Fund: 0.25% of all net assets;

Capital Group Core Bond Fund: 0.25% of all net assets;

Capital Group Global Equity Fund: 0.600% on the first $500 million of net assets, plus 0.500% on net assets above $500 million;

Capital Group International Equity Fund: 0.690% on the first $500 million of net assets, plus 0.590% on net assets from $500 million to $1 billion, plus 0.530% on net assets from $1 billion to $1.5 billion, plus 0.500% on net assets above $1.5 billion; and

Capital Group U.S. Equity Fund: 0.425% of all net assets.

(b) Such fees shall be accrued daily and the daily rate shall be computed based on the actual number of days per year. For the purposes hereof, the net assets of the Funds shall be determined in the manner set forth in the agreement and declaration of trust and registration statement of the Trust. The advisory fee shall be payable for the period commencing July 1, 2019 and ending on the date of termination hereof and shall be prorated for any fraction of a month at the beginning or the termination of such period.

(c) The Board of Trustees may impose fees for various account services, proceeds of which may be remitted to the appropriate Fund, the Investment Adviser or an affiliate of the Investment Adviser at the discretion of the Board of Trustees. At least 60 days’ prior written notice of the intent to impose such fee must be given to shareholders of the affected Fund.

5.       This Agreement may be terminated with respect to the Trust or any Fund at any time, without payment of any penalty, by the Board of Trustees of the Trust or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund on sixty (60) days’ written notice to the Investment Adviser, or by the Investment Adviser on like notice to the Fund. Unless sooner terminated in accordance with this provision, this Agreement shall continue until

July 31, 2019. It may thereafter be renewed from year to year by mutual consent, provided that such renewal shall be specifically approved with respect to each Fund at least annually by the Board of Trustees of the Trust, or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Fund. In either event, any such renewal must be approved by a majority of the Independent Trustees at a meeting called for the purpose of voting on such approval.

6.       This Agreement shall not be assignable by either party hereto, and in the event of assignment (within the meaning of the 1940 Act) by the Investment Adviser shall automatically be terminated forthwith.

7.       Nothing contained in this Agreement shall be construed to prohibit the Investment Adviser from performing investment advisory, management, or distribution services for other investment companies and other persons or companies, nor to prohibit affiliates of the Investment Adviser from engaging in such businesses or in other related or unrelated businesses.

8.       The Investment Adviser shall not be liable to the Trust or any Fund or its shareholders for any error of judgment, for any mistake of law, for any loss arising out of any investment, or for any act or omission not involving willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties hereunder.

9.       The obligations of the Trust under this Agreement are not binding upon any of the Trustees, officers, employees, agents or shareholders of the Trust individually, but bind only the Trust’s estate. The Investment Adviser agrees to look solely to the assets of the Trust for the satisfaction of any liability in respect of the Trust under this Agreement and will not seek recourse against such Trustees, officers, employees, agents or shareholders, or any of them, or any of their personal assets for such satisfaction.

10.       The Trust acknowledges and agrees that the names “American Funds”, “Capital Group Private Client Services” and “Capital,” or any derivatives thereof or logo associated with those names, are the valuable property of the Investment Adviser and its affiliates, and that the Trust shall have the right to use such names (or derivatives or logos) only so long as this Agreement shall continue in effect. Upon termination of this Agreement, the Trust shall forthwith cease to use such names (or derivatives or logos).

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IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed by their officers thereunto duly authorized, as of July 1, 2019.

CAPITAL RESEARCH AND MANAGEMENT COMPANY	CAPITAL GROUP PRIVATE CLIENT SERVICES FUNDS

By: /s/ Robert W. Lovelace	By: /s/ Courtney R. Taylor
Robert W. Lovelace	Courtney R. Taylor
President and Chief Executive Officer	Secretary

EXHIBIT A

Capital Group Core Municipal Fund

Capital Group Short-Term Municipal Fund

Capital Group California Core Municipal Fund

Capital Group California Short-Term Municipal Fund

Capital Group Core Bond Fund

Capital Group Global Equity Fund

Capital Group International Equity Fund

Capital Group U.S. Equity Fund